

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2022

Brian Podolak
Chief Executive Officer
Vocodia Holdings Corp
6401 Congress Ave
Boca Raton, FL 33487

> **Re: Vocodia Holdings Corp**
> **Amendment No.1 to Draft Registration Statement on Form S-1**
> **Submitted November 1, 2022**
> **CIK No. 0001880431**

Dear Brian Podolak:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No.1 to Draft Registration Statement on Form S-1

Industry and Market Data, page ii

1. We note your statements that you have not independently verified any of the data from third-party sources nor have you verified the underlying economic assumptions relied upon by those third parties. These statements may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete these statements or specifically state that you are liable for such information.

Prospectus Summary, page 5

2. You disclose that you have a "diversified pipeline of over 5,000 potential DISAs." Please disclose the basis for your estimated pipeline of over 5,000 DISAs. To provide context,

disclose the number of DISAs sold in 2020 and 2021.

3.   Please disclose in the prospectus summary and in the risk factors that your auditors have concluded that there is a substantial doubt about the company's ability to continue as a going concern.

4.   Please disclose the basis for the following statements regarding the company:

- Company's AI software can perform at the 85th to 90th percentile of existing human sales representatives.
- Vocodia can train and deliver basic DISAs in as fast as 3 days (compared to 45 to 90 days offered by its top competitors).
- DISA is the "world's first humanized conversational AI technology."
- DISAs are deployed with less than one-third of the cost of a human sales agent and can increase sales operations efficiencies by 300% to 400%.
- DISAs can reduce the client's costs by 66% and increase efficiencies by the call centers by 67%.

5.   Please include a chart showing the corporate structure of Vocodia Holdings Corp. and the subsidiary, Click Fish Media. Indicate on the chart whether the subsidiary is wholly-owned.

The Offering, page 9

6.   Please disclose the amount of proceeds that will be used to pay the commission and offering costs.

Risk Factors, page 11

7.   We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

8.   Revise your disclosures to describe the Contribution Agreement that you discuss in your response. Clarify how you will account for the transaction and the specific authoritative accounting literature upon which you are relying. Clarify if you consider this a transaction between entities under common control and, if so, how Mr. Sposato has a

controlling interest in Vocodia Holdings Corp. prior to the transaction. Clarify the accounting literature upon which you are relying in determining the measurement basis of net assets transferred and the presentation of comparative financial statements for prior years. Clarify why you plan to file an amended set of financial statements for prior years which marks such statements as "consolidated" rather than "combined" entities.

9.   In your response you state that in a subsequent amendment of the S-1/A, you plan to include (if necessary) an amended set of financial statements for prior years. Please clarify why you state "if necessary" and tell us the specific periods you intend to include in your filing at the time of your offering.

10.   Please explain whether the company uses any key metrics to manage the business such as the number of customers, number of DISAs sold, or the number of conversions which you state the company relies upon to generate increased free cash flow. You state that many clients may have 50 to 150 DISAs in use at any given time. Disclose the average number of DISAs per client and whether you had any significant clients during the periods presented.

Results of Operations
Fiscal Year December 31, 2021 Compared to Fiscal Year December 30, 2020, page 40

11.   Revise your disclosures to provide explanations for changes in revenue and in each of the expense categories presented in your income statement as compared to the prior periods presented.

Description of Securities, page 62

12.   Please disclose the rights and privileges of holders of common stock, including voting rights, as required under Item 202 of Regulation S-K.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

13.   Your disclosure on page 39 states that your auditors have concluded that there is a substantial doubt about the Company's ability to continue as a going concern. Please have your auditor revise its report accordingly. Please also include the disclosures required by ASC 205-40-50 in the Notes to Financial Statements and ensure they are consistent with your disclosures on page 39. In this regard, your disclosure on page 39 states that you believe your current cash balances coupled with anticipated cash flow from operating activities and proceeds from this offering will be sufficient to meet your working capital requirements for at least one year from the date of issuance of the accompanying consolidated financial statements. Clarify how you are assured that the offering will be consummated and in sufficient amounts to meet the Company's working capital requirements.

Combined Statement of Operations, page F-4

14. Revise your disclosures to describe your stock based compensation arrangements resulting in the $1,000,000 of stock based compensation recognized for the year ended December 31, 2021. Include all the disclosures required by ASC 718.

15. Revise your disclosures to describe the nature of the $1.2 million Loss on Investments you incurred for the year ended December 31, 2021.

Notes to Financial Statements
Note 6 - Income Taxes, page F-12

16. Your disclosure indicates that you recognized a tax benefit of $1,262,030 for 2021. However, the Combined Statement of Operations on page F-4 does not reflect any income tax benefit or expense for 2021. Please revise or advise.

Signatures, page II-5

17. The registrationstatement must be signed by the issuer, its principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of its board of directors. Any person who occupies more than one of the specified positions should indicate each capacity in which he signs the registration statement. Please identify who is signing as the principal financial officer and principal accounting officer of the company.

General

18. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

 You may contact Laura Veator, Senior Staff Accountant at 202-551-3716, or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova, Law Clerk, at 202-551-2336 or Jan Woo, Legal Branch Chief, at 202- 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ross Carmel